Exhibit 99.1

NORTHCORE TECHNOLOGIES INC.
(the “Corporation”)
ANNUAL MEETING OF SHAREHOLDERS

Held on June 6, 2012

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

In accordance with Section 11.3 of the National Instrument 51-102, the following describes the matters voted upon and the voting results obtained at the Annual Meeting of the Corporation held on June 6, 2012 in Toronto, Ontario (the “Meeting”).

The following matters were put to a vote by a show of hands and proxies received at the Meeting.

General Business
MATTERS VOTED UPON			VOTING RESULT
1.
Election of Directors

The election of the following nominees as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

Paul Godin
T. Christopher Bulger
Amit Monga
Jim Moskos
Ryan Deslippe, and
Marvin Igelman

			Carried
Based on the report of proxies provided by the scrutineers at the meeting and considering that all registered shareholders present in person at the Meeting voted FOR the directors named above by a show of hands, the voting results were as follows:

Number of Votes FOR	Percentage of Total Votes FOR	Number of Votes WITHELD	Percentage of Votes WITHHELD
39,126,233	90.85%	667,371	1.55%

2.
Appointment of Auditors

The appointment of Collins Barrow Toronto LLP, Chartered
Accountants as auditors of the Corporation for the current fiscal year and authorizing the Board of Directors to fix the auditors’
remuneration.

			Carried
Based on the report of proxies provided by the scrutineers at the meeting and considering that all registered shareholders present in person at the Meeting voted FOR the resolution by a show of hands, the voting results were as follows:

Number of Votes FOR	Percentage of Total Votes FOR	Number of Votes WITHELD	Percentage of Votes WITHHELD
42,196,352	97.98%	866,840	2.01%

3.
Amendments in Stock Option Plan

approving an Increase in the Maximum Number of options to be granted under the Stock Option Plan from 26,550,000 to 35,000,000 representing an increase by one percent (1%) to fifteen percent (15%)
of the shares issued and outstanding.

			Carried
Based on the report of proxies provided by the scrutineers at the meeting and considering that all registered shareholders present in person at the Meeting voted FOR the resolution by a show of hands, the voting results were as follows:

Number of Votes FOR	Percentage of Total Votes FOR	Number of Votes AGAINST	Percentage of Votes AGAINST
38,845,080	90.20%	948,524	2.20%